PEROT SYSTEMS CORPORATION
2300 W. Plano Parkway
Plano, Texas 75075
(972) 577-0000
November 3, 2009
VIA EDGAR
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
Ladies and Gentlemen:
          Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Perot Systems Corporation, a Delaware corporation (the “Registrant”), hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of the Registrant’s Registration Statement on Form S-4 (File No. 333-110387), together with all amendments and exhibits thereto (the “Registration Statement”). The Registration Statement was filed with the Commission on November 12, 2003 and declared effective on February 18, 2005.
          The Registration Statement was filed to offer and sell up to 15,000,000 shares of the Registrant’s Class A Common Stock, par value $0.01 per share, in connection with potential future business combinations and is no longer necessary as a result of the merger of DII — Holdings Inc., a Delaware corporation and an indirect, wholly-owned subsidiary of Dell Inc., a Delaware corporation, with and into the Registrant, which was consummated on November 3, 2009. Accordingly, the Registrant requests that the Commission consent to the withdrawal of the Registration Statement on the grounds that such withdrawal is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a) under the Securities Act. The Registration Statement has been declared effective; however, the Registrant confirms that no securities have been issued or sold pursuant to the Registration Statement.
          In accordance with the foregoing, the Registrant hereby respectfully requests that the Commission issue a written order granting the withdrawal of the Registration Statement.
          Please send copies of any written order granting withdrawal of the Registration Statement to the undersigned at 2300 W. Plano Parkway, Plano, Texas 75075, facsimile number (972) 577-6085, with a copy to John Martin of Baker Botts L.L.P., the Registrant’s outside counsel, at 2001 Ross Avenue, Dallas, Texas 75201, facsimile number (214) 661-4757. If you have any questions regarding this application for withdrawal, please call the undersigned at (972) 577-6908 or John Martin at (214) 953-6757. Thank you for your attention to this matter.

Sincerely, PEROT SYSTEMS CORPORATION
By:	s/ John E. Harper
	Name:	John E. Harper
	Title:	Vice President and Chief Financial Officer